Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

4 May 2011
ASX ANNOUNCEMENT

Mission Makes Crude Jatropha Oil Sale, Expanding
Geographic Market and Customer Base

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), a global leader in providing energy from renewable sources, is pleased to announce that it has sold a further 280 barrels (38 tonnes) of unrefined Jatropha oil to a new customer in Southeast Asia.

Mission sold the Jatropha Oil for over US$145 per barrel CIF Southeast Asia.

“We continue to see robust demand in the global market for unrefined Jatropha oil.  We expect that we will continue to be able to sell all of the Jatropha oil that we can produce at premium prices to crude oil” said Nathan Mahalingam, Group CEO of Mission.

Mr. Mahalingam continued: “We believe that the substantial premium for crude Jatropha oil relative to crude oil, is the result of the global shortage of sustainable biofuels oils.”

Over the next 30 years, the existing acreage currently under cultivation by Mission’s farmers is expected to produce 22 million barrels, or an estimated $3.0 billion worth of sustainable non-food oil supply at today’s selling price

-	Announcement ends –

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world’s largest Jatropha plantation companies.  We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of over 22 million barrels and growing. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Head Corporate Finance, M&A
Mission NewEnergy Limited
+ 61 8 9445 1006
james@missionnewenergy.com